

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

September 8, 2010

By U.S. Mail and facsimile to (617) 208-2968

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

>   **Re: Inova Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2009**
>   **Filed August 10, 2009**
>   **Form 10-Q for the Quarterly Period Ended January 31, 2010**
>   **Filed March 22, 2010**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 22, 2008**
>   **File No. 000-27397**

Dear Mr. Bates:

        We have reviewed your response letter dated May 18, 2010 and have the following comments. As noted in our comment letter dated March 26, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended April 30, 2009

Exhibits 31.1 and 31.2

1. We reissue comment four from our letter dated May 14, 2010. Please amend your report to include revised certifications for the omitted introductory language in paragraph four referring to internal control over financial reporting and the omission of paragraph 4(b). Refer to Item 601(b)(31) of Regulation S-K.

Revised Preliminary Proxy Statement on Schedule 14A, Filed February 22, 2008

2. We note your response to prior comment six and your indication that you received majority shareholder approval from your stockholders and that your discussions with the staff indicated that "this was sufficient." Your response gives no additional information and without additional details surrounding your conversations with the staff, it is unclear to us what aspect of the transaction or why we would have indicated your actions were sufficient. In any event, you have not responded to our comment explaining how you obtained majority shareholder approval for the matters discussed in the preliminary proxy statement on Schedule 14A filed February 28, 2008. Specifically, please tell us whether you took either of the following actions:

   1) Solicited proxies from all of your shareholders for purposes of obtaining shareholder approval for the matters discussed in the preliminary proxy statement and, if so, why you have not filed a definitive proxy statement on Schedule 14A, or

   2) Solicited proxies pursuant to an available exemption, such as Rule 14a-2(b)(2) which allows you to solicit proxies from no more than 10 persons, in which case please tell us from whom you solicited proxies and the total number of shares they hold. Please also tell us why you have not filed a preliminary or definitive information statement on Schedule 14C advising your shareholders of the actions you took pursuant to Rule 14c-2, which requires that an information statement be transmitted to all security holders even for actions taken by written consent.

   If you took neither of these actions, as your EDGAR reporting history would seem to indicate, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C or tell us why you do not believe such disclosure is required. We may have further comment.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper, Staff Attorney, at (202) 551-3329 if you have questions regarding comments on the proxy. Please contact me at (202) 551-3720 with any other questions.

           Sincerely,

           /s/ Andrew Mew

           Andrew Mew
           Accounting Branch Chief